

AMENDMENT

03041032

SECURI... ...MISSION
Washington, D.C. 20549

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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5 A
~~PART III~~

SEC FILE NUMBER
8-29332

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Chevy Chase Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Wisconsin Avenue
(No. and Street)

Bethesda, (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L. Clark (240) 497-7254
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

8484 Westpark Drive (Address) McLean, (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard L. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chevy Chase Securities, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

KELLY A. KARELS
Notary Public, State of Maryland
My Commission Expires April 1, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exhibit I

CHEVY CHASE SECURITIES, INC.
Bethesda, Maryland
September 30, 2003

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under
15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)

Information Relating to Possession
and Control Requirements Under
Rule 15c3-3

Member exempt under
15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)

CHEVY CHASE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
September 30, 2003 and 2002

NOTE 3 - RETIREMENT PLAN:

The Corporation participates in a defined contribution profit sharing retirement plan (the "Plan") which covers those full-time employees who meet the requirements as specified in the Plan. Prior to January 1, 2002, the Plan, which can be modified or discontinued at any time, required participating employees to contribute 2% of their compensation. Beginning January 1, 2002, only corporate contributions are made to the Plan. Corporate contributions, at the discretionary amount of up to six percent of the employee's cash compensation, subject to certain limits, were $225,762 and $237,063 for the years ended September 30, 2003 and 2002, respectively. There are no past service costs associated with the Plan and the Corporation has no liability under the Plan other than its current contributions. The Plan owns 4% of the Bank's common stock.

NOTE 4 - TRANSACTIONS WITH RELATED PARTIES:

The Corporation had cash balances of $668,729 and $1,021,597 as of September 30, 2003 and 2002, respectively, held in various deposit accounts with the Bank. Interest earned on these accounts was $3,382 and $11,842 for the years ended September 30, 2003 and 2002, respectively.

Certain officers and directors of the Corporation and/or the Bank are also officers and/or directors of B. F. Saul Company, an affiliate of the Trust, and/or its subsidiaries.

Accounts payable to Bank consists of certain expenses of the Corporation paid by the Bank.

The Bank provides certain administrative and support services to the Corporation and charges the Corporation for these services. During the years ended September 30, 2003 and 2002, the fees for these services charged to the Corporation totaled $2,196,653 and $2,119,977, respectively. The Bank has provided and will continue to provide financial support to the Corporation so that it can meet its financial obligations as they come due.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Rule 15c3-1 requires that aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined.

At September 30, 2003, the Corporation's net capital of $640,025, as defined, exceeded required net capital of $250,000 by $390,025 and the ratio of aggregate indebtedness to net capital was 2.10 to 1.

The following table is the Corporation's net capital computation under Rule 15c3-1 at September 30, 2003:

Total stockholder's equity	$ 1,289,329
Less non-allowable assets:	
Furniture and equipment, net	300,391
Accounts receivable from noncustomers	330,471
Other non-allowable assets	18,442
Adjusted net capital	$ 640,025

A reconciliation of the net capital computation to the unaudited report originally filed with the Securities and Exchange Commission as of September 30, 2003 has not been provided because the differences are not material.